SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

HECHINGER LIQUIDATION TRUST

(Exact name of registrant as specified in its charter)

Delaware	52-7230151

(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
1801 McCormick Drive, Largo, MD	20774

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (301) 883-4501

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Beneficial Interests
in the Trust Established Under
the Liquidation Trust Agreement

(Title of class)

PRELIMINARY NOTE

          Hechinger Liquidation Trust (the “Trust”) was established effective October 26, 2001 (the “Effective Date”) in accordance with the Revised First Amended Consolidated Plan of Liquidation (the “Plan”) for Hechinger Investment Company of Delaware, Inc., et al., (“Hechinger” or the “Debtors”) confirmed by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) by an order dated October 5, 2001. The terms of the Plan are described in the Disclosure Statement for First Amended Plan of Liquidation (the “Disclosure Statement”). The Disclosure Statement was approved by the Bankruptcy Court on August 14, 2001, and was distributed or made available to all claimants and stockholders of Hechinger pursuant to Section 1125 of Chapter 11 of the Bankruptcy Code, Title 11 of the United States Code (the “Bankruptcy Code”). The Plan obtained the requisite acceptances from each impaired class of claims (each a “Class”) to support confirmation of the Plan.

Item 1.      Business.

          The Trust has no authority to engage in any trade or business. The purpose of the Trust is to hold and effectuate an orderly disposition of the trust assets (the “Trust Assets”) and to distribute the Trust Assets or proceeds thereof in accordance with the Plan. A copy of the Plan is filed as Exhibit A to the Disclosure Statement, which Disclosure Statement is included as Exhibit 2.1 to this Registration Statement. A copy of the order of the Bankruptcy Court confirming the Plan is filed as Exhibit 99.1 hereto.

          All cash and other property of Hechinger were transferred to the Trust pursuant to the terms of the Plan as of the Effective Date so that, among other things, the Trust may:

•	make all distributions required under the Plan (“Distributions”) or payments to holders of claims allowed pursuant to the Plan (“Allowed Claims”);

•	resolve, either consensually or through litigation, all disputed claims asserted against Hechinger, pursuant to the Plan (“Disputed Claims” and, together with Allowed Claims, the “Claims”);

•	pursue claims assigned to the Trust, including preference, fraudulent conveyance and other avoidance actions, lender liability claims, fraud claims and breach of fiduciary duty claims, for the benefit of beneficiaries of the Trust; and

•	liquidate any and all remaining assets of Hechinger.

          The Trust is governed by a Trust Agreement, a copy of which is filed as Exhibit 4.1 to this Registration Statement.

Beneficial Interests.

          Each holder of an Allowed Claim in Class 4A (Senior Unsecured Claims), Class 4B (General Unsecured Claims), and Class 5 (Subordinated Debentures Claims) (collectively, the “Impaired Claims”) is deemed to hold a pro rata beneficial interest in the Trust based upon the Allowed amount of their Claim as compared to the total amount of all Impaired Claims ultimately allowed (the “Beneficial Interests”). Holders of Disputed Claims in these Claims Classes receive Beneficial Interests in accordance with the Plan upon resolution of their Disputed Claims and to the extent such Claims become Allowed Claims. Allowed Impaired Claims, to the extent they exceed the Trust’s estimate of the amount which will ultimately be allowed, dilute the interest of each holder of Beneficial Interests proportionately. The Beneficial Interests do not entitle any holder to any title in or to any of the assets of the Trust and do not represent an obligation of the Trust to pay a sum certain amount.

          The Beneficial Interests represent only a right to receive a pro rata portion of the net proceeds of the Trust Assets pursuant to the terms of the Plan. Distributions are made in accordance with the priority and subordination provisions set forth in the Plan. Until such time as all holders of Allowed Claims in Class 4A (Senior Unsecured Claims) have received the full amount of their Allowed Claims, any amounts allocated for payment to holders of Claims in Class 5 (Subordinated Debentures Claims) will be distributed to holders of Claims in Class 4A (Senior Unsecured Claims). Therefore, although the holders of Claims in Class 5 (Subordinated Debentures Claims) are holders of Beneficial Interests, they have no current economic interest in the Trust. Holders of Beneficial Interests do not have any voting rights with respect to the Trust.

          The Beneficial Interests are not represented by certificates and may only be transferred upon notice satisfactory to the Committee and the Trustee (each as described below, see “Trust Operations and Management”) or pursuant to the laws of descent and distribution or otherwise by operation of law; provided however, that such prohibition on transferability of Beneficial Interests is not intended to impair the ability of holders of Claims to assign their Claims pursuant to and in accordance with the Bankruptcy Rules, the Plan and applicable law.

          Holders of Allowed Claims in Class 1 (Priority Non-Tax Claims), Class 2 (DIP Bank Secured Claims and Bank Letter of Credit Claims), Class 3 (Non-Bank Secured Claims) and holders of Allowed Fee Claims, Priority Tax Claims and Administrative Claims (collectively, the “Unimpaired Claims”) do not receive Beneficial Interests, but are paid 100% of the amount of their Allowed Claims from the Trust Assets. Holders of Allowed Claims in Class 4C (Convenience Claims) do not receive Beneficial Interests, but are paid 7.5% of the amount of their Allowed Claims from the Trust Assets.

Trust Operations and Management.

          The trustee of the Trust is Mr. Conrad F. Hocking (the “Trustee”). In addition to the Trustee, the Trust has 12 employees as of September 30, 2002. At the commencement of the Debtors’ cases in Bankruptcy Court, an Official Committee of Unsecured Creditors (the “Creditors’ Committee”) was appointed by the United States Trustee pursuant to Section 1102 of the Bankruptcy Code to represent the interests of creditors and to oversee the operations of the Debtors. As of the Effective Date and pursuant to the provisions of the Plan, the Creditors’ Committee appointed six of its members to a new committee (the “Committee”). Members of the Committee have fiduciary duties to the beneficiaries of the Trust in the same manner that members of an official committee of creditors appointed pursuant to Section 1102 of the Bankruptcy Code have fiduciary duties to the creditor constituents represented by such committee. The Bankruptcy Court has retained exclusive jurisdiction over the Trust and the Trust Assets as provided in the Plan, including the determination of all controversies and disputes arising under or in connection with the Trust.

          The Trust does not have directors or executive officers. All of the management and executive authority over the Trust resides in the Trustee. Among other things, the duties and powers of the Trustee include:

•	exercising all power and authority which could have been exercised by any officer, director or shareholder of Hechinger;

•	collecting and liquidating all assets, including pursuing, prosecuting or settling all litigation and other claims of the Trust against third parties;

•	objecting to claims against Hechinger and defending, compromising or settling such claims;

•	making Distributions or payments to holders of Allowed Claims; and

•	assuring compliance of the Trust in matters such as maintaining books and records, determining and paying for applicable insurance, entering into agreements and signing documents, filing tax returns, and taking all other actions, consistent with the Plan, which the Trustee deems necessary or desirable with respect to administering the Plan.

          The Trust has no Board of Directors and no Audit Committee, as the Trust is a limited-purpose entity with a narrowly specified purpose, limited life, and minimal staffing. The actions of the Trustee are prescribed by the Trust Agreement, and circumscribed by the requirements of the Bankruptcy Code and of the Plan. The Trustee periodically reports to the Committee as to the status of all material litigation and claims objections and all other material matters affecting the Trust. Additionally, the Trustee provides written notice to the Committee prior to taking any action regarding the following matters:

•	settlements for which the Bankruptcy Court had required approval by the Creditors’ Committee (i.e., based upon the significance and type of claim);

•	Distributions or payments to holders of Allowed Claims;

•	engaging and compensating consultants, agents, employees and all professional persons, other than those already approved by the Bankruptcy Court; and

•	all other material matters and decisions.

A proposed action is deemed approved by the Committee unless the Trustee receives objections from a majority of the members of the Committee within ten days after written notice is provided to the Committee. In the event of an objection by the Committee which cannot be resolved consensually, the matter will be resolved by the Bankruptcy Court, pursuant to the terms of the Plan and the Trust Agreement.

          The Bankruptcy Court continues to maintain significant jurisdiction over the Trust in matters such as:

•	determining Disputed Claims upon objection by the Trustee and/or approving settlements thereof;

•	protecting the property of the Trust from interference, authorizing sales of assets and approving Distributions or payments to holders of Allowed Claims; and

•	taking any other action to enforce and execute the Plan.

Termination Provisions.

          The Trust will terminate upon the earlier of (i) the fulfillment of the Trust’s purpose by the liquidation of all Trust Assets and the distribution of the proceeds of the liquidation thereof in accordance with the Plan, or (ii) by October 26, 2005, unless the Bankruptcy Court approves an extension of the term.

          The members of the Committee serve until death, resignation or removal. A member of the Committee may resign at any time by providing twenty days prior written notice to the remaining members of the Committee. Any member of the Committee may be removed by a resolution of a majority of the members of the Committee. In the event of a vacancy on the Committee, the remaining members of the Committee, subject to the terms of the Trust Agreement and the Plan, may select a member to fill such vacancy.

          In the event of the death, resignation, termination, incompetence or removal of the Trustee, the Committee may appoint a successor Trustee subject to Bankruptcy Court approval of such appointment.

Item 2.      Selected Financial Information.

          The Selected Financial Data disclosures of Item 301 of Regulation S-K designed to add insight into trends in financial condition and results of operations are not relevant in a liquidating environment and therefore are omitted.

          As the Trust’s investment activities are limited by the terms of the Plan and the Bankruptcy Code, the disclosures of Item 305 of Regulation S-K with regard to Market Risk are not applicable, and therefore are omitted.

          Further, a typical discussion of the ability to generate adequate cash flows for operations, potential capital resources and trends concerning sales and inflation as required by Item 303 of Regulation S-K is also not relevant to the Trust, and therefore is omitted.

Cautionary Statement Regarding Risks and Uncertainties That May Affect Future Results.

          This Registration Statement on Form 10 contains forward-looking statements about the business, financial condition and prospects of the Trust. The actual results of the Trust could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties, including, without limitation, the Trust’s success in securing claims settlements on the terms currently contemplated in ongoing negotiations and in other estimates of settlement value, the effect of substantial delays in settling contingent assets and liabilities, resulting in a prolonged period of liquidation, economic conditions, changes in tax and other governmental rules and regulations applicable to the Trust and other risks. These risks are beyond the ability of the Trust to control, and in many cases, the Trust cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated by any forward-looking statements included in this Form 10. When used in this Registration Statement, the words “believes,” “estimates,” “plans,” “expects,” “anticipates” and other similar expressions as they relate to the Trust or the Trustee are intended to identify forward-looking statements.

Critical Accounting Policies and Estimates.

          The following discussion and analysis of the Trust’s net assets in liquidation, changes in net assets in liquidation and cash receipts and disbursements is based on the Financial Statements of the Trust (as identified and defined under Management’s Discussion and Analysis of Financial Information, below), which have been prepared in accordance with accounting principles generally accepted in the United States of America and in accordance with the liquidation basis of accounting. During preparation of these Financial Statements, the Trustee is required to make estimates and assumptions which affect the reported amounts of assets in liquidation at estimated fair value, liabilities in liquidation at estimated fair value, resolution of disputed claims, resolution of current and potential litigation and the fair value, and related disclosure, of contingent assets and liabilities. On an ongoing basis, the Trustee evaluates and updates these estimates and assumptions based on historical experience and on various other assumptions the Trustee believes are reasonable under the circumstances. Actual results may differ from these estimates and different assumptions would lead to different estimates.

          The Trust believes that the following critical accounting policies affect the more significant estimates and assumptions used in the preparation of the Financial Statements in accordance with the liquidation basis of accounting:

          - Assets.

          Preference and other receivables and other assets are recorded at fair value, which requires that the Trust make assumptions about the collectibility of amounts owed, including the most likely ultimate outcome of various preference claims receivable and other cases being litigated.

          - Liabilities.

          Claims liabilities are recorded at estimated aggregate settlement amounts, which requires estimates of claims resolution results. The resolution of Unimpaired Claims, in particular, is significant to the Trust because Allowed Unimpaired Claims must be paid in full. Allowed Impaired Claims, to the extent they exceed the Trust’s estimate of the amount which will ultimately be allowed, dilute the interest of each holder of Beneficial Interests proportionately.

          The estimated costs of liquidation represents the projected costs of operating the Trust through its termination. These costs, which include personnel, facilities and professional fees, among other things, are based on various assumptions regarding the number of employees, the use of professionals (particularly in connection with continuing claims resolution and litigation), the anticipated termination date of the Trust, and other matters.

          As of October 26, 2001 (Effective Date), substantially all of the operations of the Trust were assumed to be completed by early 2003. Subsequently, however, based in part on the pace and status of Claims settlements, asset liquidations, and litigation, and on the available Trust actions believed most likely to maximize the return to holders of Beneficial Interests, the estimated termination of the Trust’s operations has been extended through early 2004. Accordingly, the estimated costs of liquidation have increased.

          -     Contingencies.

          Among the property transferred to the Trust pursuant to the Plan as of the Effective Date, and as defined and more fully described in Item 8, Legal Proceedings, below, were separate legal actions commenced by the Creditors’ Committee and by the trustee under an indenture governing certain debt instruments issued by one of the Debtors, respectively referred to herein as the Committee Action and the Bondholder Action.

          Contingent assets and liabilities are valued at the Trust’s estimated future cash flows which require a significant number of estimates and assumptions regarding collectibility, probable outcomes, courses of action, and various other factors. In particular, although the Trustee, the Committee, and their respective counsel believe that continued pursuit of the Bondholder Action and the Committee Action may result in significant returns to the Trust, the amount of any such return is not reasonably quantifiable, and therefore, no asset has been recorded.

          -     Taxes.

          The Trust is intended to qualify as a liquidating trust for federal income tax purposes, and therefore should be taxable as a grantor trust. The holders of Beneficial Interests will be treated as grantors; accordingly, their pro rata share of all items of income, gain, loss, deduction and credit will be included in the income tax returns of the holders of Beneficial Interests.

Management’s Discussion and Analysis of Financial Information.

          Reference is made to the Financial Statements of the Trust as of September 30, 2002 and October 26, 2001 (Effective Date) and for the period from October 26, 2001 (Effective Date) through September 30, 2002 and the notes thereto (the “Trust Financial Statements”), which are attached to this Registration Statement. The following information concerning the Trust’s financial performance and condition should be read in conjunction with the Trust Financial Statements.

          The Trust Financial Statements have been prepared using the liquidation basis of accounting. Under this method of accounting, the Statements of Net Assets in Liquidation reflect all assets and liabilities, including the projected total cost of liquidating the assets and winding down the affairs of the Trust, at estimated fair value. The Statement of Changes in Net Assets in Liquidation primarily reflects any Distributions paid to holders of Beneficial Interests and changes in the estimated fair value of the Trust’s assets and liabilities.

          Changes in net assets in liquidation and cash flows.

          Significant financial activities of the Trust during the period reflected in the Trust Financial Statements include Distributions and payments to claimants of various Classes, settlement of Claims asserted, pursuit of preference Claims and other litigation, and carrying out the liquidation activities of the Trust.

          Net assets in liquidation prior to Distributions to holders of Beneficial Interests increased by approximately $6.4 million from October 26, 2001 (Effective Date) through September 30, 2002, primarily because of a decrease in the estimated fair value of Unimpaired Claims payable of approximately $7.5 million, an increase in the estimated fair value of preference claims receivable of approximately $4.2 million (after net collections of approximately $10.9 million during the period from October 26, 2001 (Effective Date) through September 30, 2002), and other increases, partially offset by an increase in the estimated costs of liquidation of approximately $7.3 million, all as further defined and discussed below. Distributions to holders of Beneficial Interests in the amount of approximately $26.9 million reduced net assets in liquidation, for a total decrease from October 26, 2001 (Effective Date) through September 30, 2002 of approximately $20.5 million.

          -     Decrease in estimated fair value of unimpaired claims.

          As of September 30, 2002, the estimated fair value (estimated aggregate settlement amount) of Unimpaired Claims, including approximately 100 Disputed Claims, was estimated at approximately $15.4 million. As of October 26, 2001 (Effective Date), this value, including approximately 550 Disputed Claims, was estimated at approximately $34.1 million (see Note 6 to the Trust Financial Statements). The decrease resulted from Claims payments of approximately $11.2 million and from the resolution of numerous Unimpaired Claims at amounts significantly less than originally estimated, causing a decrease of approximately $7.5 million in the estimated fair value of the remaining Unimpaired Claims outstanding. The majority of the reduction resulted from the Trust’s prosecution of preference claims (see below) against merchandise vendors which also filed substantial Claims for reclamation or for secured Claims status. Preference claims settlements in such cases have frequently included waiver of the vendors’ reclamation or other Unimpaired Claims against the Trust. The estimates of the fair value of Unimpaired Claims recorded in the Statements of Net Assets in Liquidation have been adjusted to take into account the status and expected outcome of numerous substantive ongoing negotiations with claimants which, in the Trustee’s estimation, were likely to result in net reductions of Unimpaired Claims against the Trust.

          -     Increase in estimated fair value of preference claims.

          The Trust holds various claims against vendors on the basis of preferential payments in the period preceding Hechinger’s bankruptcy filing (the “Preference Receivables”). The value of Preference Receivables is estimated by the Trust based on its experience and on that of its preference collection counsel. As of September 30, 2002 and October 26, 2001 (Effective Date), the Trust estimated the value of its Preference Receivables, net of costs of recovery, at approximately $10.0 million and approximately $16.7 million, respectively (see Note 4 to the Trust Financial Statements). During the period from October 26, 2001 (Effective Date) through

September 30, 2002, the Trust collected approximately $10.9 million in proceeds from preference claims, net of costs of recovery, and increased its estimate of the fair value of the Preference Receivables remaining as of September 30, 2002 by approximately $4.2 million, based on the Trust’s experience and recent settlements. The Trust’s independent accountants have not been able to obtain sufficient evidential matter to evaluate the fair value of the Preference Receivables, either by direct confirmation or by other auditing procedures. Therefore, the independent accountants’ report on the Trust Financial Statements contains a scope limitation with respect to the Preference Receivables.

          -     Interest income and other increases in net assets in liquidation.

          The Trust’s cash investments yielded interest income, increasing net assets in liquidation, of approximately $1.2 million for the period from October 26, 2001 (Effective Date) through September 30, 2002.

          Realization of other miscellaneous assets in excess of their estimated net fair value recorded as of October 26, 2001 (Effective Date) further increased net assets in liquidation by approximately $0.6 million during the period from October 26, 2001 (Effective Date) through September 30, 2002.

          -     Increase in estimated costs of liquidation.

          The Litigation Reserve and the Wind-down Reserve described below together constitute the estimated costs of liquidation. The estimated costs of liquidation represents the projected costs of operating the Trust through its termination. These costs, which include personnel, facilities and professional fees, among other things, are based on various assumptions regarding the number of employees, the use of professionals (particularly in connection with resolving claims and continuing litigation), the anticipated termination date of the Trust and other matters.

          As of October 26, 2001 (Effective Date), substantially all of the operations of the Trust were assumed to be completed by early 2003. Subsequently, however, based in part on the pace and status of Claims settlements, asset liquidations, and litigation, and on the available Trust actions believed most likely to maximize the return to holders of Beneficial Interests, the estimated termination of the Trust’s operations has been extended through early 2004. Accordingly, the estimated costs of liquidation have increased, as follows:

          i)          Wind Down Reserve.

          Under the Plan, the Trust was required to establish and fund a reserve to pay administration costs and costs of holding and liquidating the Trust’s assets (the “Wind-down Reserve”). As of October 26, 2001 (Effective Date), the Trustee estimated the Wind-down Reserve to be approximately $9.6 million. During the period from October 26, 2001 (Effective Date) through September 30, 2002, the Trust paid out approximately $5.1 million of expenses from the Wind-down Reserve. As provided in the Plan, based on updated estimates of the aggregate wind-down expenses of the Trust through its anticipated termination, the Trustee has increased the remaining Wind-down Reserve by approximately $3.8 million, to a total amount of approximately $8.3 million as of September 30, 2002.

          ii)          Litigation Reserve.

          The Trust also established a reserve of up to $3.0 million as of October 26, 2001 (Effective Date) to pay the costs of pursuing certain actions, primarily the Bondholder Action and the Committee Action (the “Litigation Reserve”). In conjunction with the Reserve Order (described below), the Litigation Reserve was increased by $3.5 million based on estimated future expenses. During the period from October 26, 2001 (Effective Date) through September 30, 2002, the Trust paid out approximately $3.1 million from the Litigation Reserve, leaving a reserve balance of approximately $3.4 million at September 30, 2002.

          -      Distributions to holders of Beneficial Interests.

          On August 9, 2002, the Bankruptcy Court signed an Order (the “Reserve Order”) which, among other things, authorized the Trust to make an initial Distribution (the “Initial Distribution”) to holders of Beneficial Interests (i.e., holders of Allowed Impaired Claims) of 4.515%, and established a 4.515% Reserve for Disputed Impaired Claims. The Initial Distribution to holders of Beneficial Interests totaled approximately $26.9 million, of which approximately $23.0 million was paid prior to September 30, 2002. The timing and amount of any future Distributions are subject to the Trust accumulating additional available cash, as the Trust continues to resolve claims filed against it and to collect amounts which may be due to it pursuant to various pending matters and litigation, all as more specifically described in the Plan.

          Net assets in liquidation – cash and selected contingent and other reserves.

          As of October 26, 2001 (Effective Date), Hechinger transferred net assets in liquidation of approximately $64.7 million to the Trust. As of September 30, 2002, the Trust held net assets in liquidation of approximately $44.2 million.

          -      Cash and cash equivalents.

          The Trust’s cash and cash equivalents balance decreased from $92.4 million at October 26, 2001 (Effective Date) to $62.6 million at September 30, 2002. This decrease resulted from cash disbursements associated with the costs of liquidation, payments of Unimpaired Claims, and a Distribution to holders of Beneficial Interests, partially offset by cash receipts from preference claims and other collections and interest income.

          Substantially all of the Trust’s cash and cash equivalents balance is classified as either (i) Designated as Available for Distribution to Holders of Impaired Claims (“Available Cash”), (ii) Reserved, or (iii) Restricted. Under the terms of the Plan, the Trust is not required to segregate funds for reserves.

          i)     Available Cash as of September 30, 2002 is reserved to assure the availability of funds for payment to holders of Impaired Claims who have not received the 4.515% Initial Distribution. A total of approximately $3.9 million of Available Cash represents the remaining Initial Distribution payable to holders of Allowed Impaired Claims as of September 30, 2002. Approximately $11.4 million of Available Cash is reserved for holders of Disputed General Unsecured Claims, if allowed, at 4.515% of the value of such Claims estimated in accordance with the Reserve Order.

          ii)     Reserved Cash is held by the Trust to assure payment of the Trust’s obligations in accordance with the Plan. Generally, Reserved Cash is intended to provide for (a) operating expenses of the Trust, (b) estimated payments to holders of Allowed Unimpaired and Convenience Claims in accordance with the Plan, and (c) payments which may become necessary if and as Disputed Unimpaired Claims become allowed, or if certain specific contingencies should occur (see Note 10 to the Trust Financial Statements).

          iii)    As of September 30, 2002, Restricted Cash of approximately $10.9 million relates primarily to the Secured Claim asserted by Kemper Insurance Company (“Kemper”), the insurer for the Debtors’ workers’ compensation claims for a number of years. Kemper holds an irrevocable cash-collateralized letter of credit with a balance of approximately $10.1 million as of September 30, 2002 and approximately $11.4 million as of October 26, 2001 (Effective Date), for payment of certain liability claims against the Debtors (the “Insurance Claims”). Kemper and the Trust have not established a mutually agreeable basis for determining the fair value of the Insurance Claims, and have not engaged in substantive negotiations on the matter. The Trust believes that approximately 60 Insurance Claims remain outstanding as of September 30, 2002, and that the value of the Insurance Claims is substantially lower than the collateral held by Kemper. Because of the difficulties of settling this issue, however, the Trust has continued to value the Secured Claim in Unimpaired Claims Payable at the full amount of the letter of credit held by Kemper. The Trust is continuing to resolve the Insurance Claims while considering other options to recover any excess collateral. The ultimate fair value of the Secured Claim is likely to differ from its estimated fair value and the difference may be significant.

          -     Significant contingent reserves.

          The estimated amounts of the operating expenses of the Trust and estimated payments to holders of Allowed Unimpaired and Convenience Claims in accordance with the Plan are recorded as liabilities in the Statements of Net Assets in Liquidation. In addition, certain other reserves required under the terms of the Plan represent contingencies which are not deemed probable of actual payment in the opinion of the Trustee, and therefore are not recorded as liabilities in the accompanying Statements of Net Assets in Liquidation. These reserves do not currently, but could ultimately, reduce the Trust’s net assets in liquidation. Such reserves currently reduce the availability of cash for Distributions to holders of Beneficial Interests. Significant contingent reserves include the Fleet Reserve and the Disputed Claims Reserves, as follows:

          i)     Fleet Reserve.

          In a stipulation between the Trust and Fleet Retail Finance Inc. (“Fleet”), the Trust agreed to increase the Fleet Reserve to a total of $6.9 million effective August 9, 2002, from the $0.5 million provided as of October 26, 2001 (Effective Date), and to further increase the Fleet Reserve to a total of $11.0 million, funded from future net preference recoveries. As of September 30, 2002, the Fleet Reserve totaled approximately $8.4 million. In exchange, Fleet agreed to withdraw its motion for an increase in the Fleet Reserve and its motion for adequate protection, both related to the Bondholder Action and the Committee Action.

The Fleet Reserve is likely to be drawn upon if Fleet, as a defendant in these Actions, should prevail. No liability has been recorded in connection with the Fleet Reserve because the requirements for such an accrual under generally accepted accounting principles have not been met.

          ii)     Disputed Claims Reserves.

          The Reserve Order established the amounts of reserves required with respect to various Claims Classes (the "Claims Reserves"). Total Claims Reserves for Unimpaired Claims required under the Reserve Order totaled approximately $12.9 million as of September 30, 2002. Of this amount, approximately $5.3 million was already accrued by the Trust as part of Unimpaired Claims Payable. The balance of the Claims Reserves required under the Reserve Order, approximately $7.6 million, increases the Trust’s contingent reserves as the Excess Disputed Unimpaired Claims Reserve. Although no Reserve Order was in effect as of October 26, 2001 (Effective Date), the Trust estimates that total Claims Reserves for Unimpaired Claims (which exclude the Bank Letter of Credit Secured Claim) would have been approximately $59.7 million, including $22.7 million accrued by the Trust as part of Unimpaired Claims Payable as of that date (see Note 10 to the Trust Financial Statements). The decrease in the amount of Excess Disputed Unimpaired Claims Reserve from approximately $37.0 million at October 26, 2001 (Effective Date) to approximately $7.6 million at September 30, 2002 is attributable to the Trust’s progress in expunging, or arranging for the withdrawal of, Unimpaired Claims with no basis and in settling Unimpaired Claims for amounts substantially less, in the aggregate, than the original amounts claimed.

          -     Impaired Claims Reserve.

          The Reserve Order also established an Impaired Claims Reserve which totaled approximately $11.4 million as of September 30, 2002. The Impaired Claims Reserve represents an equity interest in the net assets, if any, after payment of all Trust liabilities, for the benefit of holders of Impaired Claims which remain disputed as of September 30, 2002. As of September 30, 2002, the fair value of Impaired Claims, including approximately 700 Disputed Claims, was estimated at approximately $812.8 million. As of October 26, 2001 (Effective Date), this value, including approximately 3,000 Disputed Claims, was estimated at approximately $803.8 million (see Note 11 to the Trust Financial Statements). During the period from October 26, 2001 (Effective Date) through September 30, 2002, the Trust reduced the value of Disputed Impaired Claims outstanding by approximately $1.2 billion, again by expunging, or arranging for the withdrawal of, Impaired Claims with no basis and in settling Impaired Claims for amounts substantially less, in the aggregate, than the original amounts claimed.

          Unaudited quarterly financial information.

          Reference is made to the unaudited financial statements of the Trust as of December 31, 2002 and September 30, 2002 and for the periods from October 1, 2002 through December 31, 2002 and from October 26, 2001 (Effective Date) through December 31, 2001, and the notes thereto (the “Unaudited Trust Financial Statements”), included in Appendix A to this Form 10. The following information concerning the Trust’s financial performance and condition should be read in conjunction with the Unaudited Trust Financial Statements, as well as in conjunction with the audited Trust Financial Statements as of September 30, 2002 and

October 26, 2001 (Effective Date) and for the period from October 26, 2001 (Effective Date) through September 30, 2002, and the notes thereto, also included in Appendix A to this Form 10. The Unaudited Trust Financial Statements have been prepared on the same basis as the audited Trust Financial Statements, using the liquidation basis of accounting, and, in the opinion of the Trustee, contain all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the Trust’s results for such periods. The Trust’s results for the three months ended December 31, 2002 are not necessarily indicative of the results to be expected for any other interim period or any future fiscal year.

          -     Changes in net assets in liquidation and cash flows.

          Net assets in liquidation decreased by approximately $0.2 million from September 30, 2002 to the December 31, 2002 balance of approximately $44.0 million as a result of an approximately $1.0 million increase in Distribution Payable, offset by a decrease in estimated Unimpaired Claims Payable resulting from certain approved Claims settlements aggregating approximately $0.6 million less than previously expected, and interest income and other increases of approximately $0.2 million. Net assets in liquidation increased by approximately $0.3 million from October 26, 2001 (Effective Date) to December 31, 2001 as a result of interest income.

          For the period from October 1, 2002 through December 31, 2002, cash and cash equivalents decreased by approximately $2.4 million to approximately $60.2 million, primarily as a result of approximately $2.6 million in Distributions paid and approximately $2.1 million in legal fees paid with respect to the Bondholder Action and the Committee Action, offset by approximately $3.2 million in preference receipts, net of costs of collection. Distributions paid related to the Initial Distribution pursuant to the Reserve Order entered in August 2002. For the period from October 26, 2001 (Effective Date) through December 31, 2001, cash and cash equivalents decreased by approximately $1.5 million, primarily as a result of approximately $3.2 million in payments for Unimpaired Claims, offset by approximately $2.3 million in preference receipts, net of costs of collection.

          -     Net assets in liquidation.

          i)     Cash and cash equivalents and preference receivables.

          The Trust’s cash and cash equivalents balance of approximately $60.2 million and approximately $62.6 million as of December 31, 2002 and September 30, 2002, respectively, is classified as either (a) Available Cash (b) Reserved, (c) Restricted, or (d) Other.

          Available Cash decreased during the period from October 1, 2002 through December 31, 2002 because the Trust paid approximately $2.6 million in Initial Distributions, and decreased the required balance in Available Cash by a net amount of approximately $1.0 million based on the resolution of a number of previously Disputed Impaired Claims, leaving a total as of December 31, 2002 of approximately $11.7 million of Available Cash.

          Reserved Cash changed as a result of changes in the various liability and contingent reserves discussed below (see also Note 8 to the Unaudited Trust Financial Statements filed herewith). As of December 31, 2002, Restricted Cash of approximately $10.6 million relates primarily to the Secured Claim asserted by Kemper.

          The Other Cash balance of approximately $7.5 million and approximately $0.1 million as of December 31, 2002 and September 30, 2002, respectively, increased by approximately $7.4 million as a result of (i) an approximately $4.4 million decrease in the contingent reserve for Excess Disputed Unimpaired Claims, (ii) the approximately $0.6 million decrease in Unimpaired Claims Payable, (iii) the net decrease of approximately $1.0 million in the required balance of Available Cash, and (iv) net preference and other cash receipts totaling approximately $1.4 million (after costs of preference collection of approximately $0.5 million, and after allocating preference collections of approximately $2.6 million to the Fleet Reserve in accordance with a stipulation between the Trust and Fleet). See Significant Contingent Reserves, below, for further discussion and definitions.

          Preference claims receivable decreased by approximately $3.2 million based on collections of preference claims, net of costs of collection, during the period from October 1, 2002 through December 31, 2002.

          ii)     Liabilities.

          Unimpaired claims payable decreased by approximately $1.1 million, primarily as a result of certain approved claims settlements aggregating approximately $0.6 million less than previously expected, as well as claims payments of approximately $0.5 million.

          Distributions payable decreased by approximately $1.6 million as a result of Distributions from Available Cash totaling approximately $2.6 million, offset by an increase of approximately $1.0 million with respect to newly Allowed Impaired Claims.

          Estimated costs of liquidation decreased by approximately $3.3 million because of disbursements totaling approximately $1.2 million from the Wind-down Reserve and approximately $2.1 million from the Litigation Reserve.

          iii)    Significant Contingent Reserves

          Contingent reserves totaled approximately $17.6 million and approximately $19.5 million as of December 31, 2002 and September 30, 2002, respectively, a decrease of approximately $1.9 million (see Note 8 to the Unaudited Trust Financial Statements). The most significant of the contingent reserves consist of the Fleet Reserve and the reserve for Excess Disputed Unimpaired Claims, as follows:

                    -As a result of a stipulation between the Trust and Fleet, the amount of a reserve for potential future claims of Fleet against the Trust in connection with the Bondholder Action and the Committee Action (the “Fleet Reserve”) was set at $11.0 million, to be funded with preference receipts starting in August 2002. The Fleet Reserve was increased by approximately $2.6 million (to the stipulated $11.0 million balance) during the period from October 1, 2002 through December 31, 2002.

< P>                    -An approximate $4.4 million decrease in the reserve for Excess Disputed Unimpaired Claims, to a balance of approximately $3.2 million as of December 31, 2002, resulted from the Bankruptcy Court approving certain Claims settlements, the effects of which were previously taken into account in the Trust’s estimate of Unimpaired Claims Payable as of September 30, 2002.

Item 3.      Properties.

          The Trust does not have any material physical properties.

Item 4.      Securities Ownership of Certain Beneficial Owners and Management.

          The Trust does not have any securities that vote for the election of the Trustee and, consequently, does not have any “voting securities” within the meaning of the Exchange Act of 1934, as amended, and the regulations thereunder applicable to the disclosure of 5% holders of voting securities. The Trustee is not a beneficial owner of any Beneficial Interests. The Trustee has no knowledge of any arrangements which may result in a change of control of the Trust.

Item 5.      Directors and Executive Officers.

          The Trust does not have directors or executive officers. All of the management and executive authority over the Trust resides in the Trustee. The Trust Agreement provides that the Trustee shall have fiduciary duties to the beneficiaries of the Trust in the same manner that members of an official committee of creditors appointed pursuant to Section 1102 of the Bankruptcy Code have fiduciary duties to the creditor constituents represented by such a committee. As more fully described above in Item 1, Business, actions of the Trustee are subject to objection by the Committee and approval by the Bankruptcy Court.

          Conrad F. Hocking, the Trustee, was employed by Hechinger for over 30 years and has served as the Trustee since the inception of the Trust. In May of 2000, Mr. Hocking was appointed as Chief Executive Officer and Chief Financial Officer of Hechinger. Prior thereto, Mr. Hocking served as Chief Financial Officer commencing in October of 1999. Immediately prior to the time of Hechinger’s Chapter 11 bankruptcy filing, in June of 1999, Mr. Hocking was named Vice President – Finance and Acting Chief Financial Officer, after previously serving as Director – Planning and Analysis. Mr. Hocking holds a Bachelor of Science degree from George Mason University. Mr. Hocking’s principal business address is 1801 McCormick Drive, Suite 165, Largo, Maryland 20774.

          The Trustee serves for the duration of the Trust, subject to earlier death, resignation, termination, incompetence or removal. The Trustee may resign at any time upon 30 days’ written notice to the Committee. The Committee in the exercise of its reasonable discretion may remove the Trustee upon 20 days notice to parties in interest and in accordance with the Trust Agreement. The Trustee is subject to immediate removal for cause, which means (i) the willful and continued refusal by the Trustee to perform his duties as set forth in the Trust Agreement (other than due to physical illness or disability); or (ii) gross negligence, gross misconduct, fraud, embezzlement or theft.

          There have been no changes in the Trustee through the date of this Registration Statement.

Item 6.      Executive Compensation.

          The Trustee is currently employed on a full-time basis and is paid an annual salary of $343,600. The Trustee is not eligible for any incentive compensation, equity compensation, or other benefits. During the period from October 26, 2001 (Effective Date) through September 30, 2002, salary payments to the Trustee totaled $317,170. The Trustee is entitled to be reimbursed for all documented actual, reasonable and necessary out-of-pocket expenses incurred in the performance of his duties. The Committee or the Trustee may determine that the Trustee is required solely on a part-time basis, at which time the Trustee will be employed part-time and be compensated at the rate of $190.00 per hour.

          The Trustee is irrevocably entitled to a severance payment in the fixed amount of $278,087 pursuant to the Retention Program approved by the Bankruptcy Court by order dated September 10, 1999 and pursuant to the Trust Agreement, which will be paid upon the earliest of (i) his resignation as Trustee, (ii) termination of his appointment or removal as Trustee, or (iii) reduction of his duties as Trustee to a part-time basis of less than forty hours per week.

Item 7.      Certain Relationships and Related Transactions.

          Not applicable.

Item 8.      Legal Proceedings.

Litigation and Other Proceedings on behalf of the Trust.

          The Trust is pursuing two significant actions on behalf of its beneficiaries. Both actions arise from the September 1997 purchase of Hechinger Company from its shareholders and the concurrent acquisition of the assets, liabilities and operations of the Builders Square chain of stores by an entity controlled by Leonard Green & Partners, L.P. (“LGP”), the merger of the acquired operations (collectively, the “Merger”), and the associated financing (collectively, the “1997 Transaction”). Financing was extended pursuant to a credit agreement dated as of September 26, 1997, a credit agreement dated as of December 31, 1998, and an amended and restated credit agreement dated as of March 18, 1999 by various lender groups (the “Pre-petition Lenders”). Fleet (Fleet Retail Finance Inc., formerly BankBoston Retail Finance Inc.) serves as Agent for the Pre-petition Lenders.

          Committee v. Fleet Retail Finance Inc. et al.

          The Official Committee of Unsecured Creditors filed an objection with the Bankruptcy Court to the release of claims against the Pre-petition Lenders. In addition, the Creditors’ Committee filed a complaint (as amended, the “Committee Complaint”) with the Bankruptcy Court to recover fraudulent conveyances from the Pre-petition Lenders or, alternatively, to equitably subordinate the Pre-petition Lenders’ secured Claims to those of all other creditors (collectively, the “Committee Action”).

          In addition, the Committee Complaint was amended to assert unjust enrichment, fraudulent conveyance, and/or breach of fiduciary duty claims against the controlling shareholders and the directors of the Debtors at the time of the Merger, as well as LGP and its affiliate, Green Equity Investors II, L.P. (collectively, the “Insiders”) in connection with the Merger. The Committee Action seeks (i) with respect to the Insiders, the recovery of, among other things, the $127 million in payments to the former shareholders and related expenses and (ii) with respect to the Pre-petition Lenders, the avoidance of, among other things, the liens obtained in connection with the secured financing incurred by the Debtors to finance such payments.

          Upon the Effective Date and pursuant to the Plan, the Creditors’ Committee assigned the Committee Action to the Trust.

          In the event the Trust is successful in the Committee Action, then the Pre-petition Lenders may have to disgorge to the Trust all or a portion of the amount paid to the Pre-petition Lenders in connection with the 1997 Transaction and/or the post-petition repayment of the pre-petition loans (the “Roll Up”).

          The various defendants in the Committee Complaint, including Fleet and the Insiders, have filed answers to the Committee Complaint, which, among other things, deny that they have any liability. The unjust enrichment, fraudulent conveyance and breach of fiduciary duty claims against certain of the former shareholders have been dismissed. Discovery in the Committee Action is continuing. All defendants have filed motions for summary judgement, but no decision on such motions has been rendered as of January 24, 2003.

          There is no assurance that the Trust will prevail on the claims asserted in the Committee Complaint. While the Trust is pursuing this litigation with the intent to obtain a very substantial recovery for the Trust, the Trust cannot predict with certainty the outcome of the litigation or the amount or range of potential recoveries.

          HSBC v. BankBoston Retail Finance Inc.

          HSBC Bank USA (“HSBC”), as the trustee under an indenture governing $200 million in debt instruments issued by Hechinger Company, filed an adversary proceeding (the “Bondholder Action”) against Fleet individually and as agent for the Pre-petition Lenders, seeking to establish an equitable lien and security interest in favor of HSBC on behalf of the holders of such debt (the “Securityholders”) in the Debtors’ property, and to equitably subordinate the claims of the Prepetition Lenders to the claims of the Securityholders.

          HSBC asserts that the predecessor to Fleet transferred the risk of a default by the Debtors to the Securityholders in knowing disregard for the Securityholders’ rights under the related indenture, which provided that if Hechinger Company subsequently incurred certain types of secured debt, Hechinger Company’s liability to the Securityholders would concurrently be secured on an equal and ratable basis with the secured debt.

          As part of the Plan, the Bondholder Action was assigned to the Trust and the Trust agreed to pay the reasonable fees and costs of the Bondholder Action, including accrued fees and costs, up to $1 million. HSBC, on behalf of the Securityholders, will receive 60%, and holders of Beneficial Interests will receive a pro rata share of the remaining 40% of any net proceeds from the Bondholder Action, in accordance with the priority and subordination provisions of the Plan. Because the Securityholders also are holders of Beneficial Interests as the holders of the Senior Unsecured Claims, the actual percentage of net litigation recoveries to the Securityholders will exceed 60%.

          In the event the Trust is successful in the Bondholder Action, then either (a) the Trust will share liens pari passu with the Prepetition Lenders or (b) the Prepetition Lenders may have to share with the Trust a portion of the amount paid to the Prepetition Lenders in connection with the Roll Up.

          Fleet has filed an answer to the Bondholder Action. A hearing was held to consider motions for summary judgment filed by the Trust and Fleet, and, subsequent to September 30, 2002, both motions were denied. On December 26, 2002, Fleet filed a motion for reargument, which is still pending.

          There is no assurance that the Trust will prevail on the claims asserted in the Bondholder Action. While the Trust is pursuing this litigation with the intent to obtain a very substantial recovery for the Trust, the Trust cannot predict with certainty the outcome of the litigation or the amount or range of potential recoveries.

          Other litigation and proceedings.

          The only significant other litigation and proceedings in process on behalf of the Trust are related to preference claims (see Note 4 to the Trust Financial Statements).

Litigation and Other Proceedings Against the Trust.

          Settling claims filed with the Bankruptcy Court is the ordinary course of business for the Trust. Certain claimants have undertaken significant adversary proceedings under the auspices of the Bankruptcy Court, which are described below.

          Reclamation Claims Proceedings.

          Certain adversary proceedings relating to reclamation Claims, aggregating approximately $3.0 million, were settled by negotiation prior to September 30, 2002, and the settlements subsequently approved by the Bankruptcy Court. Also as a result of the negotiations, the Trust’s Preference Claims and other actions against these vendors have been settled, resulting in payments to the Trust of approximately $1.7 million subsequent to September 30, 2002. The remaining adversary proceedings relating to reclamation Claims are not significant.

          Former Employees.

          The Plan provides for a reserve of approximately $0.4 million, based on a motion filed in the Bankruptcy Court seeking allowance of purported administrative expense Claims relating to certain severance and retention benefits for certain former employees of Hechinger (the “Former Employee Reserve”). The Bankruptcy Court granted administrative expense priority to such severance and retention benefits only to the extent they accrued subsequent to Hechinger’s bankruptcy filing.

          Prior to September 30, 2002, the United States District Court for the District of Delaware and the United States Court of Appeals for the Third Circuit have affirmed the Bankruptcy Court ruling following appeals by the Former Employees. As of September 30, 2002, the Former Employees had not indicated whether they would file an appeal with the United States Supreme Court. Subsequent to September 30, 2002, the Trust has filed a motion to release the Former Employee Reserve, because no notice of such an appeal has been received and the appeal period has expired.

          Other litigation and proceedings.

          Although Fleet timely filed and has not withdrawn its appeal of the confirmation of the Plan, the Trustee believes that the Plan has been substantially consummated, and the Trust has operated under the Plan commencing with its Effective Date; therefore, the Trust considers such appeal effectively moot, although no order has been entered to that effect.

          Other than as described herein, the Trust is not a defendant in any action or proceeding which, if the Trust were to be found liable in such action or proceeding, would materially adversely impact the Trust’s financial condition.

Item 9.      Market Price of and Dividends on the Registrant’s Common Equity and
                  Related Stockholder Matters.

          The Beneficial Interests are not listed on any securities exchange or quoted on the Nasdaq Stock Market or OTC Bulletin Board. The Trust is not currently aware of the existence of an established public trading market for the Beneficial Interests and the Trust does not expect any public trading market to develop. At September 30, 2002, there were approximately 1,700 holders of record of Beneficial Interests.

          The Trust does not pay any cash dividends. The Trust made an Initial Distribution in the amount of 4.515% of Allowed Claims to the holders of Allowed Claims in Class 4A (Senior Unsecured Claims), Class 4B (General Unsecured Claims), and Class 5 (Subordinated Debentures Claims). As of September 30, 2002, amounts disbursed under the Initial Distribution totaled approximately $23.0 million, and the Trust has accrued an additional approximately $3.9 million available for unpaid holders of Allowed Claims in such Classes.

           Distributions are made in accordance with the priority and subordination provisions set forth in the Plan. Until such time as all holders of Allowed Claims in Class 4A (Senior Unsecured Claims) have received the full amount of their Allowed Claims, any amounts allocated for payment to holders of Claims in Class 5 (Subordinated Debentures Claims) will be distributed to holders of Claims in Class 4A (Senior Unsecured Claims). Of the approximately $13.4 million Initial Distribution paid to holders of Claims in Class 4A (Senior Debentures Claims), approximately $4.1 million represents the amount which would otherwise have been paid to holders of Claims in Class 5 (Subordinated Debentures Claims).

Item 10.      Recent Sales of Unregistered Securities.

          The Trust’s Beneficial Interests were issued pursuant to the Plan and their issuance was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 1145 of the Bankruptcy Code.

Item 11.      Description of Registrant’s Securities to be Registered.

          Each holder of an Allowed Claim in Class 4A (Senior Unsecured Claims), Class 4B (General Unsecured Claims), and Class 5 (Subordinated Debentures Claims) is deemed to hold a pro rata Beneficial Interest in the Trust based upon the amount of their Allowed Claim as compared to the total amount of all Impaired Claims ultimately allowed. Holders of Disputed Claims in these claims Classes receive Beneficial Interests in accordance with the Plan upon resolution of their Disputed Claims and to the extent such claims become Allowed Claims. Allowed Impaired Claims, to the extent they exceed the Trust’s estimate of the amount which will ultimately be allowed, dilute the interest of each holder of Beneficial Interests proportionately.

          The Beneficial Interests do not entitle any beneficiary of the Trust to any title in or to any of the assets of the Trust and do not represent an obligation of the Trust to pay a sum certain amount. The Beneficial Interests represent only a right to receive a pro rata portion of the net proceeds of the Trust Assets pursuant to the terms of the Plan.

          The Beneficial Interests are not represented by certificates and may only be transferred upon notice satisfactory to the Committee and the Trustee or pursuant to the laws of descent and distribution or otherwise by operation of law; provided however, that such prohibition on transferability of Beneficial Interests is not intended to impair the ability of holders of Claims to assign their Claims pursuant to and in accordance with the Bankruptcy Rules, the Plan and applicable law. The Beneficial Interests have no voting rights with respect to the selection or replacement of the Trustee and no other voting rights.

          The availability of cash, if any, for Distribution to holders of Beneficial Interests is determined by the Bankruptcy Court upon periodic application by the Trust for such determination. Distributions are made in accordance with the priority and subordination provisions set forth in the Plan. Until such time as all holders of Allowed Claims in Class 4A (Senior Unsecured Claims) have received the full amount of their Allowed Claims, any amounts allocated for payment to holders of Claims in Class 5 (Subordinated Debentures Claims) will be distributed to holders of Claims in Class 4A (Senior Unsecured Claims). Therefore, although the holders of Claims in Class 5 (Subordinated Debentures Claims) are holders of Beneficial Interests, they have no current economic interest in the Trust.

          The Trust will terminate upon the earlier of (a) the fulfillment of the Trust’s purpose by the liquidation of all the Trust Assets and the distribution of the proceeds of the liquidation thereof in accordance with the Plan, or (b) by October 26, 2005, unless the Bankruptcy Court approves an extension of the term.

Item 12.      Indemnification of Directors and Officers.

          The Plan and the Trust Agreement provide that the Trustee shall be indemnified by and receive reimbursement from the Trust Assets against and from any and all loss, liability, expense (including attorneys’ fees) or damage which the Trustee incurs or sustains, in good faith and without gross negligence, acting as Trustee under the Trust Agreement.

          The Plan also authorizes the Trustee to obtain all reasonable necessary insurance coverage for himself, his agents, representatives, employees or independent contractors, including, without limitation, coverage with respect to the liabilities, duties and obligations of the Trustee and his agents, representatives, employees or independent contractors under the Plan and the Trust Agreement. The Trust maintains applicable policies insuring the Trustee and certain other persons against certain claims.

Item 13.      Financial Statements and Supplementary Data.

          The Financial Statements and supplementary information of the Trust filed with this Registration Statement are included as Appendix A hereto.

Item 14.      Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

          None.

Item 15.      Financial Statements and Exhibits.

          (a)     Financial Statements.

          The Financial Statements of the Trust filed with this Registration Statement are included as Appendix A hereto, as follows: Hechinger Liquidation Trust Financial Statements as of September 30, 2002 and October 26, 2001 (Effective Date) and for the period from October 26, 2001 (Effective Date) through September 30, 2002 and notes thereto; and unaudited Hechinger Liquidation Trust Financial Statements as of December 31, 2002 and September 30, 2002 and for the periods from October 1, 2002 through December 31, 2002 and from October 26, 2001 (Effective Date) through December 31, 2001 and notes thereto.

          (b)     Exhibits.

          The following exhibits are filed with this Registration Statement:

Exhibit
No.	Description

2.1*	Disclosure Statement for First Amended Consolidated Plan of Liquidation under Chapter 11 of the United States Bankruptcy Code, dated August 14, 2001, including as its Exhibit A the Revised First Amended Consolidated Plan of Liquidation.

4.1*	Hechinger Liquidation Trust Agreement, dated as of October 23, 2001, by and among Hechinger Investment Company of Delaware, Inc., et al., The Official Committee of Unsecured Creditors of Hechinger Investment Company of Delaware, Inc., et. al. and Conrad F. Hocking, as the Liquidation Trustee.

23.1*	Consent of Independent Accountants.

99.1*	Order Confirming First Amended Consolidated Plan of Liquidation.

Exhibit
No.	Description

99.2*	Motion of the Hechinger Liquidation Trust for an Order Establishing Amounts of Disputed Claim Reserves under the First Amended Consolidated Plan of Liquidation of the Official Committee of Unsecured Creditors under Chapter 11 of the Bankruptcy Code, and associated exhibits.

99.3*	Order Allowing the Motion of the Hechinger Liquidation Trust Establishing Amounts of Disputed Claims Reserve.

99.4*	Stipulation between the Liquidation Trust and Fleet Retail Finance Inc., dated August 9, 2002.

* Filed herewith.

SIGNATURES

               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

HECHINGER LIQUIDATION TRUST

Date: January 28, 2003	By: /s/ Conrad F. Hocking Name: Conrad F. Hocking Title: Liquidation Trustee

Appendix A

Financial Statements as of September 30, 2002 and October 26, 2001 (Effective Date) and for the period from October 26, 2001 (Effective Date) through September 30, 2002

Independent Accountants’ Report
Statements of Net Assets in Liquidation
Statement of Changes in Net Assets in Liquidation
Statement of Cash Receipts and Disbursements
Notes to Financial Statements

Unaudited Financial Statements as of December 31, 2002 and September 30, 2002 and for the periods from October 1, 2002 through December 31, 2002 and from October 26, 2001 (Effective Date) through December 31, 2001

Unaudited Statements of Net Assets in Liquidation
Unaudited Statements of Changes in Net Assets in Liquidation
Unaudited Statements of Cash Receipts and Disbursements
Notes to Unaudited Financial Statements

Index to Financial Statements
Hechinger Liquidation Trust

Financial Statements as of September 30, 2002 and October 26, 2001 (Effective Date) and for the period from October 26, 2001 (Effective Date) through September 30, 2002

Table of Contents
Independent Accountants’ Report	F-1
Statements of Net Assets in Liquidation	F-2
Statement of Changes in Net Assets in Liquidation	F-3
Statement of Cash Receipts and Disbursements	F-4
Notes to Financial Statements	F-5

To The Liquidation Trustee
Hechinger Liquidation Trust

INDEPENDENT ACCOUNTANTS’ REPORT

We have audited the Statements of Net Assets in Liquidation of Hechinger Liquidation Trust (“the Trust”) as of September 30, 2002 and October 26, 2001 (Effective Date) and the related Statement of Changes in Net Assets in Liquidation and Statement of Cash Receipts and Disbursements for the period from October 26, 2001 (Effective Date) through September 30, 2002. The financial statements are the responsibility of the management of the Trust. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We were unable to confirm preference claims receivable aggregating $10.042 million as of September 30, 2002 and $16.731 million as of October 26, 2001 (Effective Date) with the parties subject to such claims, and we were unable to satisfy ourselves about the fair value of preference claims receivable through alternative procedures.

As described in Note 1, these financial statements have been prepared on the liquidation basis of accounting.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary to the financial statements had we been able to examine evidence supporting the fair value of preference claims receivable, the financial statements referred to above present fairly, in all material respects, the Net Assets in Liquidation of the Trust as of September 30, 2002 and October 26, 2001 (Effective Date) and the Changes in Net Assets in Liquidation and Cash Receipts and Disbursements for the period from October 26, 2001 (Effective Date) through September 30, 2002, in conformity with accounting principles generally accepted in the United States of America, applied on the basis described in the preceding paragraph.

As described in Note 1, preparation of the financial statements on the liquidation basis of accounting requires that management make a number of assumptions including those regarding the resolution of disputed claims and the estimated costs of liquidation. There may be differences between the assumptions and the actual results because events and circumstances frequently do not occur as expected. Those differences, if any, could result in a change in claims payable, estimated costs of liquidation, and net assets recorded in the accompanying Statements of Net Assets in Liquidation.

/s/ Kaiser, Scherer & Schlegel, PLLC

Washington, D.C.
December 6, 2002

Hechinger Liquidation Trust
Statements of Net Assets in Liquidation
(in thousands)

	As of	As of
	September 30,	October 26, 2001
	2002	(Effective Date)

Assets
Cash and cash equivalents
Designated as available for distribution to holders of impaired claims	$15,337	$—
Reserved	36,231	76,755
Restricted	10,939	12,958
Other	134	2,666

Total cash and cash equivalents	62,641	92,379
Preference claims receivable (net of costs of recovery of $2,860 and $5,424, respectively)	10,042	16,731
Other assets	2,507	2,648

Total assets	75,190	111,758

Liabilities
Unimpaired claims payable	15,452	34,145
Convenience claims payable	47	248
Distribution payable to holders of allowed impaired claims	3,854	—
Estimated costs of liquidation	11,655	12,634

Total liabilities	31,008	47,027

Net Assets in Liquidation	$44,182	$64,731

See accompanying notes to financial statements.

Hechinger Liquidation Trust
Statement of Changes in Net Assets in Liquidation
(in thousands)

For the period from
October 26, 2001
(Effective Date) through
September 30, 2002

Increases in Net Assets in Liquidation
Decrease in estimated fair value of unimpaired claims payable	$7,525
Increase in estimated fair value of preference claims receivable, net	4,224
Interest income	1,223
Other increases	632

Total increases	13,604

Decreases in Net Assets in Liquidation
Increase in estimated costs of liquidation	7,244

Total decreases	7,244

Net increase in Net Assets in Liquidation before distribution	6,360

Distribution to holders of allowed impaired claims
Distribution paid	23,055
Distribution payable at September 30, 2002	3,854

Total distribution	26,909

Net decrease in Net Assets in Liquidation	(20,549)

Net Assets in Liquidation at beginning of period	64,731

Net Assets in Liquidation at end of period	$44,182

See accompanying notes to financial statements.

Hechinger Liquidation Trust
Statement of Cash Receipts and Disbursements
(in thousands)

For the period from
October 26, 2001
(Effective Date) through
September 30, 2002

Cash receipts
Preference claims collections, before costs of recovery	$13,634
Interest income	1,223
Other receipts, net	805

Total cash receipts	15,662

Cash disbursements
Costs of liquidation
Operating expenses	2,396
Legal and professional fees
Trust operations	2,707
Litigation	3,121
Preference recoveries	2,721
Unimpaired claims	11,177
Convenience claims	223

Total cash disbursements	22,345

Decrease in cash and cash equivalents before distribution paid	(6,683)

Distribution paid	23,055

Decrease in cash and cash equivalents	(29,738)

Cash and cash equivalents at beginning of period (of which $89,713 was restricted or reserved)	92,379

Cash and cash equivalents at end of period (of which $47,170 was restricted or reserved)	$62,641

See accompanying notes to financial statements.

Hechinger Liquidation Trust
Notes to Financial Statements

1.     Background and Basis of Presentation

Hechinger Liquidation Trust (the “Trust”) was established effective October 26, 2001 (the “Effective Date”) in accordance with the Revised First Amended Consolidated Plan of Liquidation (the “Plan”) for Hechinger Investment Company of Delaware, Inc., et al., (“Hechinger” or the “Debtors”) confirmed by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) by an order dated October 5, 2001. The Trust is governed by, among other things, the Liquidation Trust Agreement.

The purpose of the Trust is to hold and effectuate an orderly disposition of the trust assets (the “Trust Assets”) and to distribute the Trust Assets or proceeds thereof in accordance with the Plan. All cash and other property of Hechinger were transferred to the Trust pursuant to the terms of the Plan as of the Effective Date so that, among other things, the Trust may (i) make all distributions required under the Plan (“Distributions”) or payments to holders of claims allowed pursuant to the Plan (“Allowed Claims”); (ii) resolve, either consensually or through litigation, all disputed claims asserted against Hechinger, pursuant to the Plan (“Disputed Claims” and, together with Allowed Claims, the “Claims”); (iii) pursue claims assigned to the Trust; and (iv) liquidate any and all remaining assets of Hechinger. The Trust will terminate upon the earlier of (a) the fulfillment of the Trust’s purpose by the liquidation of all of the Trust Assets and the distribution of the proceeds thereof in accordance with the Plan or (b) by October 26, 2005, unless the Bankruptcy Court approves an extension of the term.

The Trust’s financial statements have been prepared using the liquidation basis of accounting. Under this method of accounting, the Statements of Net Assets in Liquidation reflect all assets and liabilities, including the projected total cost of liquidating the assets and winding down the affairs of the Trust, at estimated fair value. The Statement of Net Assets in Liquidation at October 26, 2001 was prepared as of the Effective Date of the Plan and inception of the Trust and reflects the transfer to the Trust of all cash and other property of the Debtors. The Statement of Changes in Net Assets in Liquidation primarily reflects any Distributions paid to holders of Beneficial Interests (as defined below) and changes in the estimated fair value of the Trust’s assets and liabilities. The Trust’s fiscal year ended on September 30, 2002.

The Debtors scheduled approximately 11,900 Claims in Bankruptcy Court filings. In addition, approximately 9,700 proofs of Claim had been filed against the Debtors as of September 30, 2002. Approximately 1,050 Claims in all Claims classes remained unresolved as of September 30, 2002. Many of these unresolved Claims exhibit one or more deficiencies, and therefore are subject to objection.

Unimpaired classes of Claims (i.e., Administrative Claims, Fee Claims, Priority Non-Tax Claims, Priority Tax Claims and Secured Claims (collectively the “Unimpaired Claims”)), as well as Convenience Claims, are reflected in the Statements of Net Assets in Liquidation as liabilities at estimated aggregate settlement amounts. Reserves required under the Plan for future estimated expenses of the Trust (i.e., the Wind-down Reserve and the Litigation Reserve (see Note 9)) are reflected in the Statements of Net Assets in Liquidation as estimated costs of liquidation.

Under the Plan, each holder of an Allowed Senior Unsecured Claim, General Unsecured Claim and Subordinated Debenture Claim (collectively, the “Impaired Claims”) is deemed to hold a pro rata beneficial interest in the Trust (the “Beneficial Interests”). As of September 30, 2002, there were no Disputed Senior Unsecured Claims or Disputed Subordinated Debentures Claims. Holders of Disputed General Unsecured Claims receive Beneficial Interests in accordance with the Plan upon resolution of their Disputed Claims and to the extent such Claims become Allowed

Claims. The Beneficial Interests represent equity interests in the Trust. The Beneficial Interests are not represented by certificates and may be transferred or assigned as provided in the Plan.

On August 9, 2002, the Bankruptcy Court signed an Order (the “Reserve Order”) allowing a motion by the Trust to establish the amounts of reserves for Disputed Claims (the “Disputed Claims Reserves”). To the extent that the Disputed Unimpaired Claims Reserve required under the Reserve Order exceeds Unimpaired Claims Payable (see Note 6), the balance is a contingent reserve for Excess Disputed Unimpaired Claims (see Note 10). The Reserve Order also authorized the Trust to make an initial Distribution (the “Initial Distribution”) to holders of Beneficial Interests (i.e., to holders of Allowed Impaired Claims) of 4.515%, and established a 4.515% Reserve for Disputed Impaired Claims (see Note 11). The unpaid amount of the Initial Distribution to holders of Allowed Impaired Claims is reflected as a liability in the Statements of Net Assets in Liquidation (see Note 8).

2.     Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results are likely to differ from those estimates and those differences may be significant.

Cash and Cash Equivalents

The Trust considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Trust holds substantially all cash balances in operating and investment accounts in excess of federally insured limits. Cash is classified as: Designated as Available for Distribution to Holders of Impaired Claims, Reserved, Restricted, and Other (see Note 3).

Taxes

The Trust is intended to qualify as a liquidating trust for federal income tax purposes, and therefore should be taxable as a grantor trust. The holders of Beneficial Interests will be treated as grantors; accordingly their pro rata share of all items of income, gain, loss, deduction and credit will be included in the income tax returns of the holders of Beneficial Interests.

The Trust will pay federal, state and local taxes on the taxable net income and gain allocable to holders of Disputed General Unsecured Claims on behalf of such holders and, when such Disputed Claims are ultimately resolved, holders whose Disputed Claims were determined to be Allowed Claims will receive distributions from the Trust, net of taxes, if any, which the Trust previously paid on their behalf.

For the tax year from October 26, 2001 (Effective Date) through December 31, 2001, the Trust incurred no taxable income or gain on behalf of the holders of Disputed Impaired Claims, and for the tax year ending December 31, 2002, no such income or gain is anticipated; therefore, no tax provision was recorded in the financial statements of the Trust.

3.     Cash

Cash is invested in highly liquid investments with a maturity of three months or less, and in accordance with Section 345 of the Bankruptcy Code or as otherwise permitted by order of the Bankruptcy Court. Under the terms of the Plan, the Trust is not required to segregate funds for reserves or the Distribution fund (see Notes 10 and 11).

Cash Designated as Available for Distribution to Holders of Impaired Claims (“Available Cash”) as of September 30, 2002 is reserved to assure the availability of funds for payment to holders of Impaired Claims who have not received the 4.515% Initial Distribution. A total of approximately $3.9 million of Available Cash represents the remaining Initial Distribution payable to holders of Allowed Impaired Claims (see Note 8). Approximately $11.4 million of Available Cash is reserved for holders of Disputed General Unsecured Claims, if allowed, at 4.515% of the value of such Claims estimated in accordance with the Reserve Order. As of October 26, 2001 (Effective Date), none of the cash held by the Trust had been designated as Available Cash.

Reserved Cash is held by the Trust to assure payment of the Trust’s obligations in accordance with the Plan. Generally, Reserved Cash is intended to provide for (a) operating expenses of the Trust, (b) estimated payments to holders of Allowed Unimpaired and Convenience Claims in accordance with the Plan, and (c) payments which may become necessary if and as Disputed Unimpaired Claims become Allowed, or if certain specific contingencies should occur. See Note 10 for details of specific reserves and their related amounts as of September 30, 2002 and October 26, 2001 (Effective Date).

Restricted Cash consists of cash held as collateral for a letter of credit (see Note 6) and cash held in escrow accounts.

Other Cash had not been designated to a specific reserve or fund as of September 30, 2002 or October 26, 2001 (Effective Date).

4.     Preference Claims Receivable

Pursuant to the Bankruptcy Code, a debtor may seek to recover, through adversary proceedings in the bankruptcy court, certain transfers of the debtor’s property, including payments of cash, made while the debtor was insolvent during the 90 days immediately prior to the commencement of the bankruptcy case with respect to antecedent debts to the extent the transferee received more than it would have received on account of such pre-existing debt had the debtor been liquidated under chapter 7 of the Bankruptcy Code. Such transfers include cash payments, pledges of security interests or other transfers of an interest in property. In order to be preferential, such payments must have been made while the debtor was insolvent; a debtor is rebuttably presumed to have been insolvent during the 90-day preference period. The Bankruptcy Code’s preference statute can be very broad in its application because it allows the debtor to recover payments regardless of whether there was any impropriety in such payments.

However, there are certain defenses to such claims. For example, transfers made in the ordinary course of the debtor’s and the transferee’s businesses according to ordinary business terms are not recoverable. Furthermore, if the transferee extended credit contemporaneously with or subsequent to the transfer, and prior to the commencement of the bankruptcy case, for which the transferee was not repaid (or under certain circumstances, even if repaid), such extension constitutes an offset against an otherwise recoverable transfer of property. If a transfer is recovered by a debtor, the transferee may have a general unsecured claim against the debtor to the extent of the debtor’s recovery.

The Trust has analyzed potential preference claims against creditors (“Preference Receivables”) based on payments made to creditors in the 90 days prior to the commencement of the bankruptcy case, and has obtained an independent evaluation of preference claims from a national law and financial services firm specializing in bankruptcy collections, including analysis and recovery of preferences. The fair value of Trust assets is reassessed at least quarterly and adjustments to estimated fair values are reflected in the period in which they become known. As of September 30, 2002, the Trust was pursuing approximately 650 actions seeking to recover preferential transfers.

The Trust’s Preference Receivables are reflected in the accompanying Statements of Net Assets in Liquidation at their net estimated fair value at September 30, 2002 and October 26, 2001 (Effective Date) of approximately $10.0 million, net of estimated costs of recovery of approximately $2.9 million, and approximately $16.7 million, net of estimated costs of recovery of approximately $5.4 million, respectively. During the period from October 26, 2001 (Effective Date) through September 30, 2002, the Trust collected approximately $13.6 million in preference recoveries, paid approximately $2.7 million in fees and expenses associated with such recoveries, and increased its estimate of the net realizable value of the remaining Preference Receivables by approximately $4.2 million. Approximately $2.6 million of net preference recoveries subsequent to September 30, 2002 are required to be designated as reserves under the Reserve Order (see Note 10). The eventual net realizable value of Preference Receivables is likely to differ from their estimated net fair value and these differences may be significant.

5.     Other Assets

Other Assets consists mainly of a receivable from Kemper Insurance Company (“Kemper”), the insurer for the Debtors’ workers’ compensation claims for a number of years, which is potentially subject to offset as collateral for Kemper’s Secured Claim (see Note 6). Additionally, the Trust holds miscellaneous receivables from various former vendors, service providers, and others. Other Assets is reported at estimated net fair value. The eventual net realizable value of these assets is likely to differ from their estimated net fair value and these differences may be significant.

6.     Unimpaired Claims Payable

Unimpaired Claims Payable represents the estimated aggregate settlement amount of Unimpaired Claims against the Debtors prior to the Effective Date of the Plan which will be paid out at 100% of their Allowed amount. Such Claims are valued at the Trust’s best estimate of the amount that will ultimately be allowed.

Unimpaired Claims Payable consists of:

($ in thousands)		As of
	As of	October 26, 2001
	September 30, 2002	(Effective Date)

Allowed Claims	$1,728	$8,696
Estimated Fair Value of Disputed Claims	13,724	25,449

Total Unimpaired Claims Payable	$15,452	$34,145

Asserted Value of Disputed Claims	$21,952	$62,422

Approximate number of Disputed Claims	100	550

During the period from October 26, 2001 (Effective Date) through September 30, 2002, the Trust paid out approximately $11.2 million to holders of Unimpaired Claims, and decreased its estimate of the aggregate settlement amounts of the remaining outstanding Claims by approximately $7.5 million. This adjusted estimate resulted from a significant number of Unimpaired Claims being settled for, or in substantive negotiation as of September 30, 2002 at, substantially less than the originally estimated fair value of such Claims. The fair value of Unimpaired Claims Payable is reassessed at least quarterly and adjustments to estimated fair values are reflected in the period in which they become known. However, no assurance can be given as to the ultimate allowance, disallowance or settlement of the remaining Disputed Unimpaired Claims, individually or in the aggregate.

The largest Unimpaired Claim outstanding is a Secured Claim asserted by Kemper for payment of certain liability claims against the Debtors (the “Insurance Claims”). In addition to certain amounts payable to the Trust (see Note 5), Kemper holds an irrevocable cash-collateralized letter of credit with a balance of approximately $10.1 million as of September 30, 2002 and approximately $11.4 million as of October 26, 2001 (Effective Date). Kemper and the Trust have not established a mutually agreeable basis for determining the fair value of the Insurance Claims, and have not engaged in substantive negotiations on the matter. The Trust believes that approximately 60 Insurance Claims remain outstanding as of September 30, 2002, and that the value of the Insurance Claims is substantially lower than the collateral held by Kemper. Because of the difficulties of settling this issue, however, the Trust has continued to value the Secured Claim in Unimpaired Claims Payable at the full amount of the letter of credit held by Kemper. The Trust is continuing to resolve the Insurance Claims while considering other options to recover any excess collateral. The ultimate fair value of this Claim is likely to differ from its estimated fair value and the difference may be significant.

7.     Convenience Claims Payable

Convenience Claims Payable, valued as a liability at the Trust’s best estimate of the aggregate amount that will ultimately be paid, represents General Unsecured Claims which are $2,500 or less in Allowed amount. Under the provisions of the Plan, Convenience Claims, as Allowed, receive a one-time payment of 7.5% of the Allowed amount of the Claim.

8.     Distribution Payable

Distribution Payable represents 4.515% of the Allowed amount of Impaired Claims for which the Trust had not yet paid the Initial Distribution as of September 30, 2002. As of that date, a number of holders of such Allowed Claims, while otherwise eligible for the Initial Distribution, had either not yet provided all information necessary for payment, or were subject to an offsetting claim by the Trust which had not yet been resolved. Until all such issues are resolved, the holder of an Allowed Claim may not receive a Distribution. Such unpaid amounts are held in the Distribution fund (see Note 11).

9.     Estimated Costs of Liquidation

The Litigation Reserve and the Wind-down Reserve described below together constitute the estimated costs of liquidation in the accompanying Statements of Net Assets in Liquidation.

Under the Plan, the Trust was required to establish and fund a reserve to pay administration costs and costs of holding and liquidating the Trust’s assets (the “Wind-down Reserve”). As of October 26, 2001 (Effective Date), the Trustee estimated the Wind-down Reserve to be approximately $9.6 million. During the period from October 26, 2001 (Effective Date) through September 30, 2002, the Trust paid out approximately $5.1 million of expenses from the Wind-down Reserve. As provided in the Plan, the Trustee has increased the remaining Wind-down Reserve by approximately $3.8 million, to a total amount of approximately $8.3 million as of September 30, 2002, based on updated estimates of the aggregate wind-down expenses of the Trust through its anticipated termination.

The Trust also established a reserve of up to $3.0 million as of October 26, 2001 (Effective Date) to pay the costs of pursuing certain actions, primarily the Bondholder Action and the Committee Action (see Note 12) (the “Litigation Reserve”). In conjunction with the Reserve Order, the Litigation Reserve was increased by the amount of $3.5 million based on estimated future expenses. During the period from October 26, 2001 (Effective Date) through September 30,

2002, the Trust paid out approximately $3.1 million from the Litigation Reserve, resulting in a reserve balance of approximately $3.4 million as of September 30, 2002.

The estimated costs of liquidation represents the projected costs of operating the Trust through its termination. These costs, which include personnel, facilities and professional fees, among other things, are based on various assumptions regarding the number of employees, the use of professionals (particularly in connection with resolving claims and continuing litigation), the anticipated termination date of the Trust and other matters. The fair value of estimated costs of liquidation is reassessed at least quarterly and adjustments to estimated fair values are reflected in the period in which they become known. Actual costs are likely to differ from the estimated costs and these differences may be significant.

During the period from October 26, 2001 (Effective Date) through September 30, 2002, the Trust incurred rent expense of approximately $0.1 million under several short-term leases.

10.     Bankruptcy Reserves Required

Pursuant to the terms of the Plan, the Trust is required to establish and maintain various reserves intended, among other things, to assure that Claims are paid in accordance with the funding priorities established in the Plan, to administer the Plan and the Trust, and to wind down the affairs of the Debtors. Reserves which represent liabilities that would be recorded in accordance with generally accepted accounting principles (the “Liability Reserves”) are reflected as such in the accompanying Statements of Net Assets in Liquidation. Such Liability Reserves include the Wind-down Reserve and the Litigation Reserve, and the estimated payable value of Convenience Claims and Unimpaired Claims.

Certain other reserves relate to contingencies which are not deemed probable of actual payment (the “Contingency Reserves”) and therefore are not included as liabilities in the Statements of Net Assets in Liquidation. Such Contingency Reserves include the excess of the Disputed Unimpaired Claims Reserve required, pursuant to the Reserve Order, over Unimpaired Claims Payable; a minimum reserve to assure adequate liquidity; and other reserves held pending resolution of certain matters in dispute.

Also incorporated in the terms and conditions of the Reserve Order was a stipulation between the Trust and Fleet Retail Finance Inc. (“Fleet”). In this stipulation, the Trust agreed to increase the Fleet Reserve from $0.5 million to a total of $6.9 million effective August 9, 2002, and to further increase such Reserve to a total of $11.0 million, funded from future net preference recoveries (see Note 4). In exchange, Fleet agreed to withdraw its motion for an increase in the Fleet Reserve and its motion for adequate protection, both related to the Bondholder Action and the Committee Action (see Note 12).

The Reserve Order also established a 4.515% Reserve for Disputed Impaired Claims, which, as an equity reserve, is designated as part of Available Cash (see Note 3), for Distribution to holders of Disputed Impaired Claims, should such Claims become Allowed.

Reserves, other than those funded by Restricted Cash, or included in Cash Designated as Available for Distribution to Holders of Impaired Claims, consist of:

($ in thousands)		As of
	As of	October 26, 2001
	September 30, 2002	(Effective Date)

Liability Reserves
Wind-down (net of related escrow of $278)	$7,998	$9,356
Litigation	3,379	3,000
Convenience Claims	47	248
Unimpaired Claims (net of collateralized letter of credit of $10,118 and $11,401, respectively)	5,334	22,744

Total Liability Reserves	16,758	35,348

Contingency Reserves
Excess Disputed Unimpaired Claims	7,559	36,971
Fleet	8,447	500
Preference Vendors	60	529
Former Employees	407	407
Minimum Reserve	3,000	3,000

Total Contingency Reserves	19,473	41,407

Total Reserves	$36,231	$76,755

The reserve amount for Excess Disputed Unimpaired Claims as of October 26, 2001 (Effective Date) was estimated by the Trust (i.e., not as a result of a Reserve Order) based on the excess of the asserted amount of all such Claims over the estimated total Unimpaired Claims Payable.

11.     Impaired Claims

The Trust’s estimate of Impaired Claims consists of:

($ in thousands)		As of
	As of	October 26, 2001
	September 30, 2002	(Effective Date)

Allowed Claims	$595,790	$504,049
Estimated Fair Value of Disputed Claims	216,979	299,781

Total Impaired Claims Allowable	$812,769	$803,830

Asserted Value of Disputed Claims	$345,352	$1,586,791

Approximate number of Disputed Claims	700	3,000

No assurance can be given as to the ultimate allowance, disallowance or settlement of the remaining Disputed Impaired Claims, individually or in the aggregate. The amount of Impaired Claims ultimately allowed determines the base amount for calculation of Distributions to holders of Beneficial Interests.

The Reserve Order authorized the Trust to make an Initial Distribution to holders of Allowed Impaired Claims of 4.515%. Pursuant to the Reserve Order, the Trust held a total of approximately $38.8 million of Available Cash for Distribution to holders of Impaired Claims, including a reserve for Distribution to holders of Disputed Impaired Claims, should such Disputed Claims become Allowed. Approximately $26.9 million of the Available Cash was allocated to the Distribution fund to pay Allowed Impaired Claims, and approximately $23.0 million distributed, prior to September 30, 2002. A total of approximately $9.6 million was paid to holders of General Unsecured Claims Allowed at approximately $213.1 million, and approximately $13.4 million was paid to holders of Senior Debentures Claims Allowed at approximately $206.4 million. The remaining amount of approximately $3.9 million as of September 30, 2002 is held in the Distribution fund for holders of Allowed Impaired Claims (see Note 8).

The Distribution fund exists to pay the Allowed Claims of holders of Beneficial Interests pursuant to the provisions of the Plan. Pro rata distributions of cash to such holders are paid solely from the Distribution fund. Distributions are made in accordance with the priority and subordination provisions set forth in the Plan. Until such time as all holders of Allowed Senior Unsecured Claims have received the full amount of their Allowed Claims, any amounts allocated for payment to holders of Subordinated Debentures Claims will be distributed to holders of Senior Unsecured Claims. Therefore, although the holders of Subordinated Debentures Claims are holders of Beneficial Interests, they have no current economic interest in the Trust. Of the approximately $13.4 million Initial Distribution paid to holders of Senior Debentures Claims, approximately $4.1 million represents the amount which would otherwise have been paid to holders of Subordinated Debentures Claims Allowed in the amount of approximately $90.9 million.

12.     Gain Contingencies

The Trust is pursuing two significant actions on behalf of its beneficiaries. Both actions arise from the September 1997 purchase of Hechinger Company from its shareholders and the concurrent acquisition of the assets, liabilities and operations of the Builders Square chain of stores by an entity controlled by Leonard Green & Partners, L.P. (“LGP”), the merger of the acquired operations (collectively, the “Merger”), and the associated financing (collectively, the “1997 Transaction”). Financing was extended pursuant to a credit agreement dated as of September 26, 1997, a credit agreement dated as of December 31, 1998, and an amended and restated credit agreement dated as of March 18, 1999 by various lender groups (the “Pre-petition Lenders”). Fleet (formerly BankBoston Retail Finance Inc.) serves as Agent for the Pre-petition Lenders.

Committee v. Fleet Retail Finance Inc. et al.

The Official Committee of Unsecured Creditors (the “Creditors’ Committee”) filed an objection with the Bankruptcy Court to the release of claims against the Pre-petition Lenders. In addition, the Creditors’ Committee filed a complaint (as amended, the “Committee Complaint”) with the Bankruptcy Court to recover fraudulent conveyances from the Pre-petition Lenders or, alternatively, to equitably subordinate the Pre-petition Lenders’ secured Claims to those of all other creditors (collectively, the “Committee Action”).

In addition, the Committee Complaint was amended to assert unjust enrichment, fraudulent conveyance, and/or breach of fiduciary duty claims against the controlling shareholders and the directors of the Debtors at the time of the Merger, as well as LGP and its affiliate, Green Equity Investors II, L.P. (collectively, the “Insiders”) in connection with the Merger. The Committee Action seeks (i) with respect to the Insiders, the recovery of, among other things, the $127 million in payments to the former shareholders and related expenses and (ii) with respect to the Pre-petition Lenders, the avoidance of, among other things, the liens obtained in connection with the secured financing incurred by the Debtors to finance such payments.

Upon the Effective Date and pursuant to the Plan, the Creditors’ Committee assigned the Committee Action to the Trust.

In the event the Trust is successful in the Committee Action, then the Pre-petition Lenders may have to disgorge to the Trust all or a portion of the amount paid to the Pre-petition Lenders in connection with the 1997 Transaction and/or the post-petition repayment of the pre-petition loans (the “Roll Up”).

The various defendants in the Committee Complaint, including Fleet and the Insiders, have filed answers to the Committee Complaint, which, among other things, deny that they have any liability. The unjust enrichment, fraudulent conveyance and breach of fiduciary duty claims against certain of the former shareholders have been dismissed. Discovery in the Committee Action is continuing. All defendants have filed motions for summary judgement, but no decision on such motions has been rendered.

There is no assurance that the Trust will prevail on the claims asserted in the Committee Complaint. While the Trust is pursuing this litigation with the intent to obtain a very substantial recovery for the Trust, the Trust cannot predict with certainty the outcome of the litigation or the amount or range of potential recoveries.

HSBC v. BankBoston Retail Finance Inc.

HSBC Bank USA, (“HSBC”) as the trustee under an indenture governing $200 million in debt instruments issued by Hechinger Company, filed an adversary proceeding (the “Bondholder Action”) against Fleet individually and as agent for the Pre-petition Lenders, seeking to establish an equitable lien and security interest in favor of HSBC on behalf of the holders of such debt (the “Securityholders”) in the Debtors’ property, and to equitably subordinate the claims of the Prepetition Lenders to the claims of the Securityholders.

HSBC asserts that the predecessor to Fleet transferred the risk of a default by the Debtors to the Securityholders in knowing disregard for the Securityholders’ rights under the related indenture, which provided that if Hechinger Company subsequently incurred certain types of secured debt, Hechinger Company’s liability to the Securityholders would concurrently be secured on an equal and ratable basis with the secured debt.

As part of the Plan, the Bondholder Action was assigned to the Trust and the Trust agreed to pay the reasonable fees and costs of the Bondholder Action, including accrued fees and costs, up to $1 million. HSBC, on behalf of the Securityholders, will receive 60%, and holders of Beneficial Interests will receive a pro rata share of the remaining 40% of any net proceeds from the Bondholder Action, in accordance with the priority and subordination provisions of the Plan. Because the Securityholders also are holders of Beneficial Interests as the holders of the Senior Unsecured Claims, the actual percentage of net litigation recoveries to the Securityholders will exceed 60%.

In the event the Trust is successful in the Bondholder Action, then either (a) the Trust will share liens pari passu with the Prepetition Lenders or (b) the Prepetition Lenders may have to share with the Trust a portion of the amount paid to the Prepetition Lenders in connection with the Roll Up.

Fleet has filed an answer to the Bondholder Action. A hearing was held to consider motions for summary judgment filed by the Trust and Fleet. Subsequent to September 30, 2002, both motions were denied, and Fleet filed a motion for reargument, which is still pending.

There is no assurance that the Trust will prevail on the claims asserted in the Bondholder Action. While the Trust is pursuing this litigation with the intent to obtain a very substantial recovery for the Trust, the Trust cannot predict with certainty the outcome of the litigation or the amount or range of potential recoveries.

13.     Other Contingencies

Former Employees

The Plan provides for a reserve of approximately $0.4 million, based on a motion filed in the Bankruptcy Court seeking allowance of purported administrative expense Claims relating to certain severance and retention benefits for certain former employees of the Debtors (the “Former Employee Reserve”). The Bankruptcy Court granted administrative expense priority to such severance and retention benefits only to the extent they accrued subsequent to Hechinger’s bankruptcy filing.

During the period from October 26, 2001 (Effective Date) through September 30, 2002, the United States District Court for the District of Delaware and the United States Court of Appeals for the Third Circuit affirmed the Bankruptcy Court ruling following appeals by the Former Employees. As of September 30, 2002, the Former Employees had not indicated whether they would file an appeal with the United States Supreme Court. Subsequent to September 30, 2002, the Trust has filed a motion to release the Former Employee Reserve, because no notice of such an appeal has been received and the appeal period has expired.

Index to Unaudited Financial Statements
Hechinger Liquidation Trust

Unaudited Financial Statements as of December 31, 2002 and September 30, 2002 and for the periods from October 1, 2002 through December 31, 2002 and from October 26, 2001 (Effective Date) through December 31, 2001

Hechinger Liquidation Trust
Unaudited Statements of Net Assets in Liquidation
(in thousands)

	As of	As of
	December 31,	September 30,
	2002	2002

Assets
Cash and cash equivalents
Designated as available for distribution to holders of impaired claims	$11,705	$15,337
Reserved	30,375	36,231
Restricted	10,610	10,939
Other	7,522	134

Total cash and cash equivalents	60,212	62,641
Preference claims receivable (net of costs of recovery of $2,333 and $2,860, respectively)	6,832	10,042
Other assets	1,999	2,507

Total assets	69,043	75,190

Liabilities
Unimpaired claims payable	14,370	15,452
Convenience claims payable	33	47
Distribution payable to holders of allowed impaired claims	2,228	3,854
Estimated costs of liquidation	8,393	11,655

Total liabilities	25,024	31,008

Net Assets in Liquidation	$44,019	$44,182

See accompanying notes to unaudited financial statements.

Hechinger Liquidation Trust
Unaudited Statements of Changes in Net Assets in Liquidation
(in thousands)

		For the period from
	For the period from	October 26, 2001
	October 1, 2002 through	(Effective Date) through
	December 31, 2002	December 31, 2001

Increases in Net Assets in Liquidation:
Decrease in estimated fair value of unimpaired claims payable	$584	$—
Interest income	176	278
Other increases	47	—

Increase in Net Assets in Liquidation before distribution	807	278

Distribution to holders of allowed impaired claims	970	—

Net (decrease) increase in Net Assets in Liquidation	(163)	278

Net Assets in Liquidation at beginning of period	44,182	64,731

Net Assets in Liquidation at end of period	$44,019	$65,009

See accompanying notes to unaudited financial statements.

Hechinger Liquidation Trust
Unaudited Statements of Cash Receipts and Disbursements
(in thousands)

		For the period from
	For the period from	October 26, 2001
	October 1, 2002 through	(Effective Date) through
	December 31, 2002	December 31, 2001

Cash receipts
Preference claims collections, before costs of recovery	$3,738	$2,919
Interest income	176	278
Other receipts, net	617	224

Total cash receipts	4,531	3,421

Cash disbursements
Costs of liquidation
Operating expenses	659	465
Legal and professional fees
Trust operations	510	533
Litigation	2,093	—
Preference recoveries	528	643
Unimpaired claims	561	3,170
Convenience claims	14	112

Total cash disbursements	4,365	4,923

Increase (decrease) in cash and cash equivalents before distribution paid	166	(1,502)

Distribution paid	2,595	—

Decrease in cash and cash equivalents	(2,429)	(1,502)

Cash and cash equivalents at beginning of period	62,641	92,379

Cash and cash equivalents at end of period	$60,212	$90,877

See accompanying notes to unaudited financial statements.

Hechinger Liquidation Trust
Notes to Unaudited Financial Statements

1.     Background and Basis of Presentation

Hechinger Liquidation Trust (the “Trust”) was established effective October 26, 2001 (the “Effective Date”) in accordance with the Revised First Amended Consolidated Plan of Liquidation (the “Plan”) for Hechinger Investment Company of Delaware, Inc., et al., (“Hechinger” or the “Debtors”) confirmed by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) by an order dated October 5, 2001. The Trust is governed by, among other things, the Liquidation Trust Agreement.

The purpose of the Trust is to hold and effectuate an orderly disposition of the trust assets (the “Trust Assets”) and to distribute the Trust Assets or proceeds thereof in accordance with the Plan. All cash and other property of Hechinger were transferred to the Trust pursuant to the terms of the Plan as of the Effective Date so that, among other things, the Trust may (i) make all distributions required under the Plan (“Distributions”) or payments to holders of claims allowed pursuant to the Plan (“Allowed Claims”); (ii) resolve, either consensually or through litigation, all disputed claims asserted against Hechinger, pursuant to the Plan (“Disputed Claims” and, together with Allowed Claims, the “Claims”); (iii) pursue claims assigned to the Trust; and (iv) liquidate any and all remaining assets of Hechinger. The Trust will terminate upon the earlier of (a) the fulfillment of the Trust’s purpose by the liquidation of all of the Trust Assets and the distribution of the proceeds thereof in accordance with the Plan or (b) by October 26, 2005, unless the Bankruptcy Court approves an extension of the term.

The Trust’s financial statements have been prepared using the liquidation basis of accounting. Under this method of accounting, the Statements of Net Assets in Liquidation reflect all assets and liabilities, including the projected total cost of liquidating the assets and winding down the affairs of the Trust, at estimated fair value. The Statements of Changes in Net Assets in Liquidation primarily reflect any Distributions paid to holders of Beneficial Interests (as defined below) and changes in the estimated fair value of the Trust’s assets and liabilities.

The accompanying unaudited financial statements reflect all adjustments, consisting only of normal recurring adjustments that are, in the opinion of the Trustee, necessary for a fair statement of the results for the interim period presented. Such financial statements and these notes thereto should be read in conjunction with the Trust’s financial statements and notes thereto as of September 30, 2002 and October 26, 2001 (Effective Date), and for the period from October 26, 2001 (Effective Date) through September 30, 2002.

Unimpaired classes of Claims (i.e., Administrative Claims, Fee Claims, Priority Non-Tax Claims, Priority Tax Claims and Secured Claims (collectively the “Unimpaired Claims”)), as well as Convenience Claims, are reflected in the Statements of Net Assets in Liquidation as liabilities at estimated aggregate settlement amounts. Reserves required under the Plan for future estimated expenses of the Trust (i.e., the Wind-down Reserve and the Litigation Reserve (see Note 7)) are reflected in the Statements of Net Assets in Liquidation as estimated costs of liquidation.

Under the Plan, each holder of an Allowed Senior Unsecured Claim, General Unsecured Claim and Subordinated Debenture Claim (collectively, the “Impaired Claims”) is deemed to hold a pro rata beneficial interest in the Trust (the “Beneficial Interests”). Holders of Disputed Impaired Claims receive Beneficial Interests in accordance with the Plan upon resolution of their Disputed Claims and to the extent such Claims become Allowed Claims. The Beneficial Interests represent equity interests in the Trust. The Beneficial Interests are not represented by certificates and may be transferred or assigned as provided in the Plan.

On August 9, 2002, the Bankruptcy Court signed an Order (the “Reserve Order”) allowing a motion by the Trust to establish the amounts of reserves for Disputed Claims (the “Disputed Claims Reserves”). To the extent that the Disputed Unimpaired Claims Reserve required under the Reserve Order exceeds Unimpaired Claims Payable (see Note 5), the balance is a contingent reserve for Excess Disputed Unimpaired Claims (see Note 8). The Reserve Order also authorized the Trust to make an initial Distribution (the “Initial Distribution”) to holders of Beneficial Interests (i.e., to holders of Allowed Impaired Claims) of 4.515%, and established a 4.515% Reserve for Disputed Impaired Claims (see Note 3). The unpaid amount of the Initial Distribution to holders of Allowed Impaired Claims is reflected as a liability in the Statements of Net Assets in Liquidation (see Note 6).

2.     Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results are likely to differ from those estimates and those differences may be significant.

3.     Cash

Cash Designated as Available for Distribution to Holders of Impaired Claims (“Available Cash”) is reserved to assure the availability of funds for payment to holders of Impaired Claims who have not received the 4.515% Initial Distribution. During the period from October 1, 2002 through December 31, 2002, the Trust paid approximately $2.6 million in Initial Distributions, and decreased the required balance in Available Cash by a net amount of approximately $1.0 million based on the resolution of a number of previously Disputed Impaired Claims, leaving a total as of December 31, 2002 of approximately $11.7 million of Available Cash.

Reserved Cash is held by the Trust to assure payment of the Trust’s obligations in accordance with the Plan. Generally, Reserved Cash is intended to provide for (a) operating expenses of the Trust, (b) estimated payments to holders of Allowed Unimpaired and Convenience Claims in accordance with the Plan, and (c) payments which may become necessary if and as Disputed Unimpaired Claims become Allowed, or if certain specific contingencies should occur. See Note 8 for details of specific reserves and their related amounts.

Restricted Cash consists of cash held as collateral for a letter of credit and cash held in escrow accounts.

Other Cash had not been designated to a specific reserve or fund as of a particular date. Other Cash increased from approximately $0.1 million as of September 30, 2002 to approximately $7.5 million as of December 31, 2002 as a result of (i) an approximately $4.4 million decrease in the contingent reserve for Excess Disputed Unimpaired Claims, (ii) an approximately $0.6 million decrease in Unimpaired Claims Payable as a result of certain approved Claims settlements, (iii) the net decrease of approximately $1.0 million in the required balance of Available Cash, and (iv) net cash receipts totaling approximately $1.4 million (after costs of preference collection of approximately $0.5 million, and after allocating preference collections of approximately $2.6 million to a reserve in accordance with a stipulation).

4.     Preference Claims Receivable

The Trust’s preference claims receivable (the “Preference Receivables”) are reflected in the accompanying Statements of Net Assets in Liquidation at their net estimated fair value at December 31, 2002 and September 30, 2002 of approximately $6.8 million, net of estimated costs of recovery of approximately $2.3 million, and approximately $10.0 million, net of estimated costs of recovery of approximately $2.9 million, respectively. During the period from October 1, 2002 through December 31, 2002, the Trust collected approximately $3.7 million in preference recoveries and paid approximately $0.5 million in fees and expenses associated with such recoveries. During the period from October 26, 2001 (Effective Date) through December 31, 2001, the Trust collected approximately $2.9 million in preference recoveries and paid approximately $0.6 million in fees and expenses associated with such recoveries. Approximately $2.6 million of net preference recoveries during the current period were required to be designated to reserves as part of a stipulation with Fleet Retail Finance Inc. (“Fleet”) (see Note 8). The fair value of Trust assets is reassessed at least quarterly and adjustments to estimated fair values are reflected in the period in which they become known. The eventual net realizable value of Preference Receivables is likely to differ from their estimated net fair value and these differences may be significant.

5.     Unimpaired Claims Payable

During the period from October 1, 2002 through December 31, 2002, the Trust paid out approximately $0.5 million to holders of Unimpaired Claims, and decreased its estimate of the aggregate settlement amounts of the remaining outstanding Claims by approximately $0.6 million. This adjusted estimate resulted from certain Unimpaired Claims being settled for substantially less than the previously estimated fair value of such Claims. During the period from October 26, 2001 (Effective Date) through December 31, 2001, once the Trust had become effective, the Trust paid out approximately $3.2 million to holders of Unimpaired Claims. The fair value of Unimpaired Claims Payable is reassessed at least quarterly and adjustments to estimated fair values are reflected in the period in which they become known. However, no assurance can be given as to the ultimate allowance, disallowance or settlement of the remaining Disputed Unimpaired Claims, individually or in the aggregate.

6.     Distribution Payable

Distribution payable decreased by approximately $1.6 million from September 30, 2002 to December 31, 2002 as a result of Distributions from Available Cash totaling approximately $2.6 million, offset by an increase of approximately $1.0 million with respect to newly Allowed Impaired Claims not yet paid the Initial Distribution.

7.     Estimated Costs of Liquidation

The Litigation Reserve and the Wind-down Reserve described below together constitute the estimated costs of liquidation in the accompanying Statements of Net Assets in Liquidation.

Under the Plan, the Trust was required to establish and fund a reserve to pay administration costs and costs of holding and liquidating the Trust’s assets (the “Wind-down Reserve”). During the period from October 1, 2002 through December 31, 2002, the Trust paid out approximately $1.2 million of expenses from the Wind-down Reserve, as compared to payments of approximately $1.0 million during the period from October 26, 2001 (Effective Date) through December 31, 2001, resulting in a remaining Wind-down Reserve of approximately $7.1 million as of December 31, 2002.

The Trust also established a reserve to pay the costs of pursuing certain actions (the “Litigation Reserve”). During the period from October 1, 2002 through December 31, 2002, the Trust paid out approximately $2.1 million from the Litigation Reserve resulting in a remaining Litigation Reserve of approximately $1.3 million as of December 31, 2002. During the period from October 26, 2001 (Effective Date) through December 31, 2001, no such payments were made, because the Trust first became responsible for the actions as of October 26, 2001, and invoices related to such services were paid subsequent to December 31, 2001.

8.     Bankruptcy Reserves Required

Reserves, other than those funded by Restricted Cash, or included in Cash Designated as Available for Distribution to Holders of Impaired Claims, consist of:

($ in thousands)	As of	As of
	December 31, 2002	September 30, 2002

Liability Reserves
Wind-down (net of related escrow of $278)	$6,828	$7,998
Litigation	1,287	3,379
Convenience Claims	33	47
Unimpaired Claims (net of collateralized letter of credit of $9,770 and $10,118, respectively)	4,600	5,334

Total Liability Reserves	12,748	16,758

Contingency Reserves
Excess Disputed Unimpaired Claims	3,160	7,559
Fleet	11,000	8,447
Preference Vendors	60	60
Former Employees	407	407
Minimum Reserve	3,000	3,000

Total Contingency Reserves	17,627	19,473

Total Reserves	$30,375	$36,231

A stipulation between the Trust and Fleet required that the Trust increase the Fleet Reserve to a total of $11.0 million, funded from net preference recoveries (see Note 4). During the period from October 1, 2002 through December 31, 2002, approximately $2.6 million of net preference proceeds were applied to this reserve, increasing it to the stipulated $11.0 million balance.

The approximately $4.4 million decrease in the Excess Disputed Unimpaired Claims Reserve from October 1, 2002 through December 31, 2002 resulted from the Bankruptcy Court approving certain Claims settlements, the effects of which were previously taken into account in the Trust’s estimate of Unimpaired Claims Payable as of September 30, 2002.

9.     Impaired Claims

As of December 31, 2002 and as of September 30, 2002, the Trust’s estimate of the total fair value of Impaired Claims is approximately $812.8 million. The fair value of Impaired Claims is reassessed at least quarterly and adjustments to estimated fair values are reflected in the period in which they become known.

10.     Contingencies

The Trust has filed a motion to release the Former Employees Reserve, because the appeal period available from the most recent ruling adverse to the Former Employees has expired.

Hechinger Liquidation Trust

Index to Exhibits

Exhibit
No.	Description

2.1*	Disclosure Statement for First Amended Consolidated Plan of Liquidation under Chapter 11 of the United States Bankruptcy Code, dated August 14, 2001, including as its Exhibit A the Revised First Amended Consolidated Plan of Liquidation.

4.1*	Hechinger Liquidation Trust Agreement, dated as of October 23, 2001, by and among Hechinger Investment Company of Delaware, Inc. et al., The Official Committee of Unsecured Creditors of Hechinger Investment Company of Delaware, Inc., et. al. and Conrad F. Hocking, as the Liquidation Trustee.

23.1*	Consent of Independent Accountants.
99.1*	Order Confirming First Amended Consolidated Plan of Liquidation.
99.2*	Motion of the Hechinger Liquidation Trust for an Order Establishing Amounts of Disputed Claim Reserves under the First Amended Consolidated Plan of Liquidation of the Official Committee of Unsecured Creditors under Chapter 11 of the Bankruptcy Code, and associated exhibits.

99.3*	Order Allowing the Motion of the Hechinger Liquidation Trust Establishing Amounts of Disputed Claims Reserve.
99.4*	Stipulation between the Liquidation Trust and Fleet Retail Finance Inc., dated August 9, 2002.

* Filed herewith.